Filed by PositiveID Corporation pursuant to
Rule 425 of the Securities Act of 1933 and deemed
filed pursuant to Rules 14a-12 and 14d-2(b)(2)
of the Securities Exchange Act of 1934
Subject Company: Digital Angel Corporation
Commission File No.: 000-26020

PositiveID Corporation Comments on Digital Angel Corporation's Response to Acquisition Proposal

PositiveID Urges Digital Angel’s Board of Directors to Call a Special Meeting to Consider the Offer

DELRAY BEACH, Fla., Sept. 17, 2010 -- PositiveID Corporation ("PositiveID" or the "Company") (Nasdaq: PSID) commented today on Digital Angel Corporation's (“DIGA") (NASDAQ: DIGA) response to the Company’s proposal to acquire all of the outstanding common stock of DIGA through a merger transaction.  Prior to the commencement of trading on September 16th, PositiveID made a firm offer to purchase all of the outstanding shares of DIGA’s common stock at an exchange ratio of .67 shares of PositiveID for each share of DIGA, representing a 60 percent premium to DIGA’s average closing price for the 20 trading days ending on September 14th. After news of the offer was announced, shares of DIGA increased by 28 percent on significantly higher volume than normal. DIGA has not responded to PositiveID's proposal, other than to state in a press release that it would "review the proposal this month at its next regularly scheduled meeting." PositiveID urges DIGA’s Board of Directors to schedule a special meeting to consider the proposal. In the event that DIGA chooses to delay the process, PositiveID is prepared to commence an exchange offer to acquire control of DIGA.

“We are disappointed that DIGA does not appear to be considering our offer with the urgency we believe it merits," said Scott R. Silverman, PositiveID's Chairman and CEO. "We believe that the combination of the two companies is compelling, and that a meeting of the Board on an accelerated basis is an appropriate measure for the DIGA Board to take in order to provide a timely reply to PositiveID and the stockholders of both companies. We believe we can complete the merger in a timely manner and are prepared to see the transaction to completion. We remain prepared and willing to meet with DIGA’s Board and management to discuss this proposal in detail.”

PositiveID believes the benefits of the proposed merger include:

Marketing synergies: PositiveID believes that its healthcare development products and technologies would provide a new platform for growth for Digital Angel's animal identification business and differentiate it from its competitors. Digital Angel's animal identification business currently has a limited product offering. The Company believes its healthcare development products can be used for animal health and food safety applications, particularly its GlucoChip(TM) and virus detection system, making the combined company a leader in animal health and food safety.

Expanded product line: PositiveID believes that having a larger product line would make it a more valuable supplier to its customer base. The combination of PositiveID's healthcare products under development, primarily focused on diabetes management and rapid virus detection, combined with Digital Angel's animal identification business, a long-established leader in the industry, should make the combined company a more important vendor to its customers due to an expanded product offering.

Expanded intellectual property: The combined company's portfolio of intellectual property would make it one of the leaders in the sector, providing it with a platform to continue to develop new products and enter strategic partnerships.

Significant cost savings, accelerating the path to profitability: PositiveID believes the proposed merger would provide significant operating and financial synergies enabling the companies to eliminate approximately $2 million in duplicative costs.

Improved competitive position through strengthened balance sheet: As of June 30, 2010, PositiveID had cash and cash equivalents of $5.4 million and no debt. The merger would also add approximately $35 million in annual revenue to PositiveID.

About PositiveID Corporation

PositiveID Corporation develops and markets healthcare and information management products through its RFID-based diagnostic devices and identification technologies, and its proprietary disease management tools. PositiveID operates in two main divisions: HealthID and ID Security. For more information on PositiveID, please visit www.PositiveIDCorp.com.

Statements about PositiveID’s future expectations, including, that (i) PositiveID can complete the merger in a timely manner and that it is prepared to see the transaction to completion, including commencing an exchange  offer, if necessary, (ii) PositiveID's healthcare development products and technologies would provide a new platform for growth for Digital Angel’s animal identification business and differentiate it from its competitors, (iii) PositiveID's healthcare development products can be used for animal health and food safety applications, particularly its GlucoChip™ and virus detection system, making the combined company a leader in animal health and food safety, (iv) having a larger product line would make it a more valuable supplier to its customer base, and the combination of PositiveID's healthcare products under development combined with Digital Angel’s animal identification business should make the combined company a more important vendor to its customers due to an expanded product offering, (v) the combined companies' portfolio of intellectual property would make it one of the leaders in the sector, providing it with a platform to continue to develop new products and enter strategic partnerships; (vi) the proposed merger would provide significant operating and financial synergies enabling the companies to eliminate approximately $2 million in duplicative costs, and (vii) that the merger would also add approximately $35 million in annual revenue to PositiveID, and all other statements in this press release other than historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and PositiveID’s actual results could differ materially from expected results. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s various filings with the Securities and Exchange Commission, including those set forth in the Company’s 10-K filed on March 19, 2010, and the Company’s 10-Qs filed on May 6, 2010 and August 13, 2010, under the caption “Risk Factors.” The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Notice to Investors

The exchange offer for shares of outstanding common stock of Digital Angel Corporation referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Digital Angel Corporation will be made pursuant to an offer to purchase and related materials that PositiveID would file with the SEC. At the time the offer is commenced, PositiveID would file a tender offer statement on Schedule TO with the SEC, and thereafter Digital Angel would file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including the exchange offer documents, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the exchange offer. These materials will be sent free of charge to all stockholders of Digital Angel when available. In addition, all of these materials (and all other materials PositiveID files with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the exchange offer documents, the related letter of transmittal and certain other offering documents can also be obtained by directing a request to Investor Relations Department, PositiveID Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, PositiveID would file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus would be mailed to stockholders of Digital Angel Corporation. INVESTORS AND SECURITY HOLDERS OF DIGITAL ANGEL ARE URGED TO READ ANY PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by PositiveID through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, PositiveID Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

PositiveID and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding PositiveID’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 19, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contact:

Allison Tomek

561-805-8000

atomek@positiveidcorp.com

Dan Schustack

CEOcast

212-732-4300

dschustack@ceocast.com